SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

DAY ONE BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23954D109

(CUSIP Number)

Canaan XI L.P.

c/o Canaan Partners

285 Riverside Avenue, Suite 250

Westport, Connecticut 06880

(203) 855-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan XI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,735,645
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,735,645
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,735,645
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%*
14.	Type of Reporting Person (See Instructions) PN

*

Calculated based upon 61,928,939 outstanding shares of Common Stock of the Issuer, which includes the full exercise of the underwriters’ option to purchase an additional 1,500,000 shares of Common Stock, as disclosed by the Issuer in its Rule 424(b)(4) filing, dated May 26, 2021, and filed with the Securities and Exchange Commission on May 27, 2021.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan Partners XI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,735,645
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,735,645
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,735,645
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%*
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based upon 61,928,939 outstanding shares of Common Stock of the Issuer, which includes the full exercise of the underwriters’ option to purchase an additional 1,500,000 shares of Common Stock, as disclosed by the Issuer in its Rule 424(b)(4) filing, dated May 26, 2021, and filed with the Securities and Exchange Commission on May 27, 2021.

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ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, par value $0.0001 per share (the “Common Stock”), of Day One Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 395 Oyster Point Blvd., Suite 217, South San Francisco, California 94080. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Common Stock is held directly by Canaan XI L.P.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons:

(i) Canaan XI L.P., a Cayman Islands exempted limited partnership ( “Canaan XI”); and

(ii) Canaan Partners XI LLC, a Delaware limited liability company (the “Canaan XI GP”) and the general partner of Canaan XI.

Canaan XI and Canaan XI GP are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons is c/o Canaan Partners, 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Canaan XI is a Cayman Islands exempted limited partnership. Canaan XI GP is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Prior to the initial public offering of shares of Common Stock by the Issuer, in various financings Canaan XI acquired shares of common stock, Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock of Day One Biopharmaceuticals Holding Company, LLC, the predecessor to the Issuer (“Day One LLC”), representing an aggregate of 10,722,645 shares of Common Stock, for an aggregate cost of approximately $19,081,826 in cash. Additionally, on June 1, 2021, Canaan XI purchased 13,000 shares of Common Stock in the Issuer’s initial public offering at the public offering price of $16.00 per share for an aggregate purchase price of $208,000. Canaan XI funded these purchases using cash on hand. The foregoing share amounts and purchase prices reflect a forward split of the Day One LLC capital stock at a 2.325-for-1 ratio effected on May 23, 2021 (the “Stock Split”).

Canaan XI acquired its shares of Common Stock as an investment in the ordinary course of business.

Investors’ Rights Agreement

On February 1, 2021, Canaan XI entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), by and among Day One LLC and certain of its stockholders. Pursuant to the terms of the Investors’ Rights Agreement, beginning 180 days after the completion of the Issuer’s initial public offering, the signatories to the Investors’ Rights Agreement, including Canaan XI, have the right to require the Issuer to file a registration statement to register an offering with respect to their shares of Common Stock, subject to customary terms and conditions. Pursuant to the Investors’ Rights Agreement, Canaan XI and its permitted transferees also have customary piggyback registration rights, subject to customary terms and conditions.

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The foregoing description of the Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 99.2 hereto, and is incorporated by reference into this Item 4.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, on March 18, 2021, Canaan XI entered into a lock-up agreement (the “Lock-Up Agreement”) with J.P. Morgan Securities LLC, as representative of the underwriters. The Lock-Up Agreement prohibits Canaan XI and any of its direct or indirect affiliates from, among other things, offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of Common Stock, options or warrants to acquire shares of Common Stock or any security or instrument related to Common Stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of Common Stock, for a period of 180 days following May 26, 2021, the date of the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC, without the prior written consent of J.P. Morgan Securities LLC, subject to certain exceptions. J.P. Morgan Securities LLC may, in its sole discretion and at any time from time to time before the termination of the 180-day period, release all or any portion of the securities subject to the Lock-Up Agreement.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of a form of the Lock-Up Agreement, a copy of which is filed as Exhibit 99.3 hereto, and is incorporated by reference into this Item 4.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to Canaan XI’s investment in the Issuer, including, without limitation: (a) the acquisition or disposition by Canaan XI of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Julie Grant, who is also a member of Canaan XI GP, in her fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review Canaan XI’s investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date of this Schedule 13D, Canaan XI directly beneficially owns 10,735,645 shares of Common Stock, representing approximately 17.3% of the total outstanding shares of Common Stock based upon 61,928,939 outstanding shares of the Issuer’s Common Stock, which includes the full exercise of the underwriters’ option to purchase an additional 1,500,000 shares of Common Stock, as disclosed by the Issuer in its Rule 424(b)(4) filing, dated May 26, 2021, and filed with the Securities and Exchange Commission on May 27, 2021.

As of the date of this Schedule 13D, Canaan XI GP may be deemed to beneficially own the shares held directly by Canaan XI.

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(c) Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24	Power of Attorney

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 99.2	Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Form S-1 registration statement filed by Day One Biopharmaceuticals Holding Company, LLC with the SEC on May 4, 2021)

Exhibit 99.3	Form of Lock-Up Agreement

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 10, 2021

CANAAN XI L.P.

By:	Canaan Partners XI LLC, its general partner

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

CANAAN PARTNERS XI LLC

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

CUSIP No. 23954D109	SC13D	Page 8 of 8

EXHIBIT INDEX

Exhibit No.	Description

24	Power of Attorney

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

99.2	Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Form S-1 registration statement filed by Day One Biopharmaceuticals Holding Company, LLC with the SEC on May 4, 2021)

99.3	Form of Lock-Up Agreement